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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Hubbell Inc Class A

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(Name of Issuer)

COMMON SHARES

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(Title of Class of Securities)

443510102

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(CUSIP Number)

Frederick DiSanto

C/O Ancora Advisors, LLC

ONE CHAGRIN HIGHLANDS

2000 AUBURN DRIVE, SUITE 300

CLEVELAND, OHIO 44122

(216) 825-4000

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(Name, Address and Telephone Number of Person Authorized to

Receive Notice and Communications)

December 19, 2013

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |__|.

Check the following box if a fee is being paid with the statement  |___|.

SCHEDULE 13D

--------------------------------------------------------------------------------CUSIP NO. 443510102

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1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

ANCORA ADVISORS, LLC  33-1033773

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

00

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Nevada, U.S.A.

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7

SOLE VOTING POWER

NUMBER OF

SHARES

131,210

BENEFICIALLY

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OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

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PERSON

9

SOLE DISPOSITIVE POWER

WITH

131,210

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10

SHARED DISPOSITIVE POWER

0

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

131,210

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.83%

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14

TYPE OF REPORTING PERSON*

IA

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SCHEDULE 13D

--------------------------------------------------------------------------------CUSIP NO. 443510102

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1

NAME OF REPORTING PERSON

Frederick DiSanto

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_| (b) |_|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

OO

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

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7

SOLE VOTING POWER

NUMBER OF

SHARES

270

BENEFICIALLY

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OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

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PERSON

9

SOLE DISPOSITIVE POWER

WITH

270

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10

SHARED DISPOSITIVE POWER

0

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

270

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%

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14

TYPE OF REPORTING PERSON*

IN

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The following constitutes to the Schedule 13D filed by the undersigned

Item 1.

Security and Issuer

This statement relates to the shares of Common Stock of Hubbell Inc. Class A.  The address of the issuer is 40 Waterview Drive, Shelton, CT, 06484.

Item 2.

Identity and Background

This statement is filed on behalf of Ancora Advisors LLC.  Ancora Advisors LLC is registered as an investment advisor with the SEC under the Investment Advisors Act, as amended. Ancora Advisors LLC is the investment advisor to the Ancora Trust, which includes the Ancora Income Fund, Ancora Equity Fund, Ancora Special Opportunity Fund, Ancora/Thelen Small-Mid Cap Fund, and Ancora MicroCap Fund (Ancora Family of Mutual Funds), which are registered with the SEC as investment companies under the Investment Company Act, as amended.

Ancora Advisors LLC has the power to dispose of the shares owned by the investment clients for which it acts as advisor, including Merlin Partners, the AAMAF LP, and the Ancora Greater China Fund LP for which it is also the General Partner, and the Ancora Family of Mutual Funds. Ancora Advisors disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

During the last five years the Reporting Person has not been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.

Source and Amount of Funds or Other Consideration

Ancora Advisors owns no Shares directly but Ancora Advisors may be deemed to own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) Shares purchased for or transferred to the accounts of investment management clients.  Ancora Advisors disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

Merlin Partners, AAMAF LP, Ancora Greater China Fund LP, Ancora Family of Mutual Funds, Employees of Ancora Advisors LLC and Owners of Ancora Advisors LLC. have used available and uncommitted cash to purchase shares of the Issuer.

Item 4.

Purpose of Transaction

On December 17, 2013 Ancora submitted a letter to the Board of Directors of the Issuer. Ancora’s letter is appended hereto as Exhibit A.

Item 5.

Interest in Securities of the Issuer

Set forth below, Ancora Advisors LLC, in the aggregate, are the number of Shares which may be deemed to be beneficially owned as of December 19, 2013 and the percentage of the Shares outstanding represented by such ownership (based on 7,167,506 shares outstanding as of October 14, 2013):

Name	No. Of Shares	Percent of Class
Ancora Owners/Employees (1)	270	0.00%
Ancora Funds & Partnerships (2)	131,210	1.83%
Ancora Advisors SMA (3)	0	0.00%
Total	131,480	1.83%

(1) These Shares are owned by the owners and employees of Ancora Advisors LLC.

(2) These Shares are owned by the Ancora Family of Mutual Funds and/or Investment Partnerships, including Merlin Partners, the AAMAF LP, and the Ancora Greater China Fund LP for which it is also the General Partner, of which Ancora Advisors acts as the discretionary portfolio manager.

(3) These Shares are owned by investment clients of Ancora Advisors. Ancora Advisors does not own these shares directly, but by virtue of Ancora Advisors Investment Management Agreement with the investment clients of Ancora Advisors, each may be deemed to beneficially own Shares by reason of their power to dispose of such Shares. Ancora Advisors disclaims beneficial ownership of such Shares.

Item 6.

Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.

Material to be Filed as Exhibits

Exhibit A:

Letter Dated December 17, 2013 from Ancora Advisors, LLC to the Board of Directors of Hubbell Inc.

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:

December 19, 20013

ANCORA ADVISORS, LLC

By: /s/ Fredrick DiSanto

    Fredrick DiSanto

    Chief Executive Officer

Exhibit A

December 17, 2013

Board of Directors

Hubbell Incorporated

40 Waterview Drive

Shelton, CT 06484

Dear Board of Directors:

We write to you as a significant shareholder of the super-voting class of Hubbell, Inc.  The intent of this letter is to open a dialog between Hubbell’s shareholders and its executive leadership in order to explore alternatives to the company’s problematic equity capital structure.  While we cheer your leadership and acumen in directing Hubbell’s outstanding growth and development over the past five years, we remain concerned that Hubbell’s dual class equity arrangement is anchoring the company’s stock price.  We believe collapsing the share class structure is the most practical remedy.  We understand that much of your time is devoted to strategic issues related to growing the business so our intent is to shoulder some of the burden and build shareholder consensus about this issue, which may not be front and center in the board meetings.

We understand the utility of a dual class equity structure when the company’s founder is an integral part of the business’s growth strategy.  We believe it can serve a practical purpose under this circumstance, but that time has long passed.  Since the Hubbell family is no longer involved in the operations of the company, and past public filings relating to litigation between the family and the company show the family may desire liquidity, we think it makes sense to collapse the two share classes into one.  We see no practical purpose for maintaining two classes of stock.  Instead we have seen evidence that suggests both classes of Hubbell stockholders may be harmed by the dual class structure.

First, both classes of stock are relatively illiquid.  As I write this letter, the 30 day average volume of HUB.A and HUB.B is 1,056 and 157,432, respectively.  Should the board move forward and collapse the share structure, it would increase HUB.B shares outstanding by 14% which should improve the liquidity for B holders and it is obvious that liquidity will improve vastly for the A holders.  The free float may improve as well because the Hubbell family would have a much greater opportunity to achieve liquidity that it desires.

Second, there is significant empirical evidence that suggests negative valuation and return effects exist for stocks that have a dual-class equity structure.  Extreme Governance: An Analysis on Dual-Class Firms in the United States demonstrates that firm valuation is negatively affected by a divergence between cash flow rights and voting rights (the “WEDGE” factor defined as voting rights minus cash flow rights)1.  In other words, the greater the difference between the insiders’ (who own a significant position) voting rights and its rights to cash flow (i.e., dividends), the more it harms the company’s stock price.  Another study completed by the IRRC Institute, New Study Says Multiclass Voting Companies Underperform illustrates that companies with two classes of shares, both of which are traded publicly, underperform over most time periods measured2.  This evidence gives us reason to believe Hubbell’s stock would have achieved a higher valuation and greater returns if the company had one equity share class.  It is a shame the stock price has been weighed down by the equity capital structure given the company’s outstanding operational performance, especially through the Great Recession.  That said, we can take practical steps to solve this problem and all shareholders would benefit.

We believe that collapsing the dual class equity structure is the most practical solution to this problem, and it appears the company’s charter would not be restrictive.  As a significant shareholder of the A shares, we would be willing to give up the excess voting power the A shares provide in exchange for the liquidity and elimination of the current discount that a single class equity structure would provide.  Meanwhile, B holders would benefit from the increased relative voting power of their shares and increased liquidity.  Both shareholder groups would benefit from an increased valuation that, according to the studies cited above, should materialize by elimination of the dual class structure.  Because both groups of shareholders would stand to benefit, we recommend the board of directors include a provision that would collapse the share class structure at the next annual meeting.

We are open to exploring alternative remedies (there are several) if eliminating the dual class structure is implausible.  Thank you.

Regards,

Fred DiSanto

Chief Executive Officer

Ancora Advisors, LLC

Footnotes

1 Gompers, Paul A. and Ishii, Joy L. and Metrick, Andrew, Extreme Governance: An Analysis of Dual-Class Companies in the United States (May 1, 2008). AFA 2005 Philadelphia Meetings; Rodney L. White Center for Financial Research  Gompers, Paul A. and Ishii, Joy L. and Metrick, Andrew, Extreme Governance: An Analysis of Dual-Class Companies in the United States (May 1, 2008). AFA 2005 Philadelphia Meetings; Rodney L. White Center for Financial Research Working Paper No. 12-04; Rock Center for Corporate Governance Working Paper No. 39. Available at SSRN: http://ssrn.com/abstract=562511 or http://dx.doi.org/10.2139/ssrn.562511

2 IRRC Institute, New Study Says Multiclass Voting Companies Underperform, Riskier. October 2012

http://irrcinstitute.org/projects.php?project=61